Exhibit 12.1

MICHAEL FOODS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

For the Periods Ended

(In thousands, Except Ratios)

	Company				Predecessor
				Six Months	Six Months	Year
	For the Year Ended			Ended	Ended	Ended
	December 28,	December 29,	December 31,	January 1,	June 26,	January 2,
	2013	2012	2011	2011	2010	2010
Earnings:
Earnings (loss) before income taxes and equity in losses of unconsolidated subsidiary	$76,346	$44,473	$14,103	$3,256	$(47,989)	$92,862
Add:
Fixed charges	87,693	91,595	99,501	53,987	32,172	62,002
Subtract:
Interest capitalized	(274)	(82)	(374)	(86)	(133)	(468)

Adjusted Earnings	$163,765	$135,986	$113,230	$57,157	$(15,950)	$154,396

Fixed Charges:
Interest expensed	$75,755	$78,154	$81,985	$47,289	$27,799	$53,728
Interest portion of rentals	957	949	938	1,001	975	1,916
Interest rate swap contracts	742	2,372	6,500	0	0	0
Amortization of financing costs	10,239	10,120	10,078	5,697	3,398	6,358

	$87,693	$91,595	$99,501	$53,987	$32,172	$62,002

Ratio of earnings to fixed charges (1)	1.87	1.48	1.14	1.06		2.49
(1)	Due to the Predecessor’s loss for the six-month period ended June 26, 2010, the ratio coverage was less than 1:1.